Filed by Camden Property Trust Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Summit Properties, Inc.
Commission File No.: 001-12792

This filing relates to a proposed acquisition (the “Acquisition”) by Camden Property Trust (“Camden”) of Summit Properties, Inc. (“Summit”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2004 (the “Merger Agreement”), by and among Camden, Camden Summit, Inc. (formerly Camden Sparks, Inc.), a wholly owned subsidiary of Camden, and Summit, as amended pursuant to the terms of Amendment No. 1 to such Merger Agreement dated as of October 6, 2004 and Amendment No. 2 to such Merger Agreement dated as of January 24, 2005. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Camden on October 5, 2004, Amendment No. 1 thereto is on file with the Commission as an exhibit to the Current Report on Form 8-K filed by Camden on October 7, 2004 and Amendment No. 2 thereto is on file with the Commission as an exhibit to the Current Report on Form 8-K filed by Camden on January 25, 2005. Each of the Merger Agreement and the Amendments thereto are incorporated by reference into this filing.

The following is a transcript of a conference call with Bloomberg TV held on February 2, 2005, 8:39 am, Eastern time, regarding the Acquisition and related matters.

BLOOMBERG:	CONVENTIONAL WISDOM SAYS REITS ARE HURT WHEN INTEREST RATES GO UP. OWNERS OF APARTMENT BUILDINGS THAT DEPEND ON RENTAL INCOME MAY BENEFIT AS HIGHER BORROWING COSTS MAY GET PEOPLE TO HOLD OFF ON BUYING HOUSES IN FAVOR OF RENTING. CAMDEN PROPERTY TRUST IS THE FIFTH LARGEST OWNER OF APARTMENT BUILDINGS. JOINING US WITH HIS OUTLOOK FOR THE FUTURE IS CAMDEN’S C.E.O., RIC CAMPO. GOOD OF YOU TO JOIN US. WE DO APPRECIATE IT. GIVE ME A SENSE OF WHAT YOU EXPECT TO REACT TO WHEN YOU HEAR FROM THE FED TODAY.

RIC CAMPO:	WE THINK THAT CLEARLY INTEREST RATES RISING ARE POSITIVE FOR OUR BUSINESS BECAUSE THE FACT THAT RATES RISE CREATES A BETTER ECONOMIC VALUE FOR RENTING VERSUS OWNING. OVER THE LAST TWO OR THREE YEARS WITH HISTORICALLY LOW INTEREST RATES, THE PERCENTAGE OF MOVEOUTS OF PEOPLE FROM APARTMENTS HAS BEEN SUBSTANTIAL RELATIVE TO HISTORIC TIMES. WE HAVE HAD A LOT OF FOLKS MOVING OUT TO BUY HOUSES. AS TIME GOES ON AND RATES CONTINUE TO GO UP, WHICH IS OUR EXPECTATION, THE

VALUE PROPOSITION FOR RENTING VERSUS BUYING BECOMES MORE COMPELLING.

BLOOMBERG:	WE HAVE SEEN RATES THAT HAVE BEEN GOING UP. WE EXPECT THEM TO CONTINUE GOING UP. IN THE MEANTIME WE HAVE SEEN FALLING EARNINGS FOR THE LAST THREE YEARS AND THAT’S CONTINUED. THE LATEST EARNINGS I’M LOOKING AT RIGHT NOW, FOURTH QUARTER OPERATING EARNINGS OF 86 CENTS. THOMSON FINANCIAL ESTIMATE HAD BEEN 84 CENTS. SO WHAT DROVE YOUR EARNINGS THIS TIME AROUND?

RIC CAMPO:	WELL, 2004 WAS SORT OF OUR TRANSITION YEAR WHERE EARNINGS STARTED UP FROM A CYCLICAL LOW. APARTMENTS ARE A LAGGING INDICATOR OF THE ECONOMY. IT TOOK A SLOWER TIME TO GO INTO THE RECESSION. NOW WE’RE COMING OUT OF THE RECESSION AFTER THE ECONOMY ADDED JOBS AS THEY DID LAST YEAR. SO 2004 WAS A YEAR WHERE OUR EARNINGS INCREASED FOR THE FIRST TIME SINCE 2001. WE EXPECT 2005 TO BE A GOOD YEAR, A RECOVERING YEAR FOR THE INDUSTRY. AND CAMDEN IS IN THE PROCESS OF CLOSING A MERGER WITH SUMMIT WHICH WILL ALLOW US TO ENTER SOME HIGHER GROWTH MARKETS ON THE EAST COAST. WE EXPECT THAT OUR EARNINGS AND THE EARNINGS IN THE INDUSTRY SECTOR OVERALL WILL START RAMPING UP IN 2005.

BLOOMBERG:	I DO WANT TO ASK YOU ABOUT THE SUMMIT DEAL. IT HAS NOT CLOSED YET. WHAT IS HOLDING THAT UP?

RIC CAMPO:	THERE’S NOTHING HOLDING IT UP, JUST NORMAL REGULATORY PROCESS. WE HAVE MAILED PROXIES AND EXPECT IT TO CLOSE FEBRUARY 28.

BLOOMBERG:	OK. HOW MUCH OF THE GROWTH THAT YOU ANTICIPATE WILL COME FROM MACRO FORCES, AND HOW MUCH EARNINGS GROWTH DO YOU EXPECT TO COME FROM THE SUMMIT ACQUISITION?

RIC CAMPO:	WELL, THE SUMMIT ACQUISITION IS SLIGHTLY ACCRETIVE. WE BELIEVE THE SUMMIT PROPERTIES IN WASHINGTON, D.C. AND SOUTHEAST FLORIDA WILL HAVE A 10% FASTER GROWTH RATE THAN CAMDEN’S TRADITIONAL MARKETS. AND WILL BE ADDED TO THE GROWTH RATE GOING FORWARD. MACRO TRENDS ARE VERY POSITIVE FOR APARTMENTS. THE BIGGEST MACRO TREND OUT THERE RELATES TO THE ECHO BOOM CHILDREN. WE HAVE ABOUT 65 MILLION 18-YEAR-OLDS TO 25-YEAR-OLDS COMING INTO THE MARKET FOR APARTMENTS. THE YOUNGER THE CUSTOMER, THE HIGHER PROPENCITY

THEY HAVE TO RENT. SOMEBODY THAT GRADUATES FROM COLLEGE AND GETS THEIR FIRST JOB GENERALLY DOESN’T BUY A HOUSE IMMEDIATELY. THEY WAIT FOR A FEW YEARS. THE DEMOGRAPHICS ARE VERY POSITIVE FOR OUR BUSINESS. RISING INTEREST RATES OBVIOUSLY HELP CREATE THE VALUE PROPOSITION.

BLOOMBERG:	WHAT ABOUT YOUR CORE MARKETS RIGHT NOW? YOU ARE IN DALLAS, HOUSTON AND DENVER. THERE WAS A TIME WHEN THEY WERE VERY HOT MARKETS. THAT TIME PASSED A LONG TIME AGO. DO YOU EXPECT THEM TO TURN AROUND? IF SO, WHEN? IF SO, HOW WILL THEY HELP CAMDEN?

RIC CAMPO:	WELL, DALLAS AND HOUSTON HAVE TRADITIONALLY BEEN VERY GOOD MARKETS. DALLAS IS EXPERIENCING SLOWER JOB GROWTH AS A RESULT OF TELECOM AND AIRLINE SITUATIONS IN THE ECONOMY THERE. HOUSTON HAS BEEN A LONG-TERM GOOD MARKET AS WELL. HOUSTON IS EXPERIENCING A SUPPLY PROBLEM RIGHT NOW. WE BELIEVE BOTH MARKETS ARE GREAT LONG-TERM MARKETS AND WILL ULTIMATELY CREATE VALUE FOR THE COMPANY. THE SUMMIT MERGER TAKES OUR EXPOSURE IN THOSE MARKETS DOWN FROM 26% TO 15% AFTER THE MERGER. SO WHILE WE LIKE THE MARKETS LONG TERM, WE BELIEVE THAT HAVING LOWER EXPOSURE THERE MAKES A LOT OF SENSE.

BLOOMBERG:	RICHARD CAMPO, CAMDEN PROPERTY TRUST IN HOUSTON, WE HAVE TO LEAVE IT THERE. THANK YOU, SIR.

RIC CAMPO:	THANK YOU.